Exhibit 99(a)(2)(i)
American Natural Energy Corporation
6100 South Yale — Suite 300
Tulsa, OK 74136
(918) 481-1440
January 16, 2007

Re:	Tender Offer for American Natural
Energy Corporation 8% Convertible
Debentures Due September 30, 2006
(“Debentures”)
Dear Debenture Holder:
     On December 28, 2006, Dune Energy, Inc. (“Dune”) mailed to you its offer to accept tenders of Debentures you hold in exchange for shares of Dune’s common stock. Under rules adopted by the U.S. Securities and Exchange Commission, we are required to publish or send to you our recommendation, expression of no opinion or our inability to take a position with respect to Dune’s tender offer.
     The enclosed Schedule 14D-9 we filed with the U.S. Securities and Exchange Commission is sent to you in compliance with that requirement.

Very truly yours,

Michael K. Paulk
President
Enclosure